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       FILED BY MILLENNIUM PHARMACEUTICALS, INC. PURSUANT TO RULE 425 UNDER THE
         SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                        SECURITIES ACT OF 1934.

                                        SUBJECT COMPANY: COR THERAPEUTICS, INC.

                                                 COMMISSION FILE NO.: 000-19290




                      Transcending the limits of medicine -SM-


                                [MILLENIUM LOGO]


                                 Mark J. Levin
                    Chairperson and Chief Executive Officer




                            JP Morgan H&Q 19th Annual
                             Healthcare Conference
                               San Francisco, CA
                                January 10, 2002

                   -C- 2001 Millennium Pharmaceuticals, Inc.

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This presentation contains "forward-looking statements," including statements about our growth and future operating results, discovery and development of products, potential acquisitions, strategic alliances and intellectual property. Various risks may cause Millennium's actual results to differ materially, including: adverse results in our drug discovery and clinical development processes; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; and the requirement for substantial funding to conduct research and development and to expand commercialization activities. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Millennium has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Millennium and COR plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Millennium, COR, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/ Prospectus and other documents filed with the SEC by Millennium and COR through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Millennium by contacting the Investor Relations group at each company.

Millennium and COR, and their respective directors and executive officers, may be soliciting proxies from Millennium's or COR's stockholders in connection with the transaction. A list of the names of Millennium's directors and executive officers and descriptions of their interests in Millennium is contained in Millennium's proxy statement dated March 26, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, and its Current Report on Form 8-K dated December 6, 2001, which documents are filed with the SEC. A list of the names of COR's directors and executive officers and descriptions of their interests in COR is contained in COR's proxy statement dated April 26, 2001, its Annual Report on Form 10-K for the year ended December 31, 2000 and its Current Report on Form 8-K dated December 7, 2001, which documents are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.


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Agenda

     - Vision - Mission - Strategy
       - Creating the Leading Biopharmaceutical Company

     - Franchise and Pipeline Highlights

     - 2001 Accomplishments

     - 2002 Goals and Beyond

     - Delivering on the Promise


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                          Vision - Mission - Strategy:
                              Creating the Leading
                           Biopharmaceutical Company


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Millennium Pharmaceuticals, Inc.

Vision
     Transcending the Limits of Medicine -SM-

Mission
     Create the Leading Biopharmaceutical Company

Strategy
     - Breakthrough Products: Sustainable Pipeline - Franchise Businesses
     - Personalized Medicine and Productivity
     - Value Creation


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Breakthrough Products:  Sustainable Pipeline - Franchise Businesses

- Four major franchises

- Two therapeutic products on market
  - Campath (Registered Trademark)
  - INTEGRILIN (Registered Trademark)

- 10 molecules in clinical trials

- Discovery engine to deliver a sustainable pipeline

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Sustainable Pipeline

Genome Transcriptome Proteome Molecular Pathways

HTS / Year
75+

NMEs to Clinic / Year
2002: 3-4
2005+: 5+

NMEs to Market / Year
2003 / 4: 1
2005 / 6: 1-2


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Integrated G2P Platform:
More High Quality Products

Chips
Proteomics
Imaging
Fluidics
Structure
Predictive ADMET
CDU
SNP
Gene/Target Identification
Target Validation
Lead Identification
Lead OP Preclinical
Clinical Trials
Commercial and Patient Management
Process Development / Manufacturing
Biology
Markers Computational Biology
Chemistry
Chemical Genetics Computational Chemistry
Patho-pharmacology
Pharmaco-genomics
Patient Management

 - Process
 - Platform
 - Knowledge Management
 - Bottlenecks


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Product Development Pipeline

               Clinical
              Candidates          Phase I            Phase II            Phase III     Marketed /
                 2002                                                                  Phase IV
Cardiovascular   Xa               MLN519            INTEGRILIN(R)       INTEGRILIN(R)  INTEGRILIN(R)
                 CAB2             MLN01             - CABG              - STEMI        - ACS/PCI

Oncology         CT53518          MLN341 - Solid    MLN341 - MM                        Campath(R)--CLL
                 MLN591DM1        MLN591RL          MLN341 - CLL
                 MLN944           MLN576
                 CT53608

Inflammation     CCR2                               MLN02 - Crohn's
                 CCR1                               MLN02 - UC
                 CCR5                               MLN977 - Oral
                 MLN273

Metabolic        STG-A-MD         MLN4760


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Personalized Medicine --> Productivity


                                                      Franchise Areas
                      Cardiovascular     Oncology                        Inflammation    Metabolic Dis.
Genomic                                                  Tissues
Technologies                                     Transcriptional Profiling
                                                  Large Scale Pathology
The Right Gene                                          Informatics
Molecular             Thrombosis         Cell Cycle                      Chemokines      CNS Metabolism
Pathways              Angiogenesis       Proteosome                      Cards           Leptin Pathway
The Right Target      Myocyte            Apoptosis                       Apoptosis       Gut Biochemistry


Classes of            Integrins          Kinases                         Kinases         GPCRs
Molecules             Ion Channels       Proteases                       GPCRs           Transporters
The Right Drug        GPCRs              Antibodies                      Antibodies      Proteases

Disease
                                                      Tissue / Patients /
Markers
The Right Patients                                  Imaging / Outcome Data


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Combined Commercial Organization


                          Today                     Add                             The Future
Breakthrough        - Cardiovascular          - Inflammation                  - 4 significant
Products            - Oncology                - Metabolic                       therapeutic franchises

Geographic          - US cardiology           - Expand US presence            - Global presence
Presence              and hospital            - Initiate European               in 70% worldwide
                      presence                  commercialization effort        market
                                              - Partner Japan

Strategic           - Commercial              - Medical science liaisons      - Critical mass to
Marketing             infrastructure          - Pharmacogenomics                establish market
                    - Product                                                   leadership
                      development             - Personalized medicine
                                              - Commercial intelligence
                    - Medical affairs         - Web / internet commerce
                    - Business analysis

     Scalability of Capabilities, Geographic Presence --> Access New Products


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Millennium Commercial Vision

- Personalized medicine products

- Focused on unmet needs

- Knowledge network in a customer marketing model

- Pioneering utilization of communication technology (web / internet)

- Broad customer definition

- Novel integration of global organization in 70% of worldwide market

                                 VALUE CREATION
                                  & EXCELLENCE


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                                Biopharmaceutical
                             Company of the Future
                                  $100 Billion


                               Personalized              Value
Pipeline                        Medicine /              Creation                 Organization
                              Productivity
2 Therapeutics             Discovery leadership       4 Franchises             1200 R&D
products                   Discovery -> Clinic        Aventis, Abbott,         $500+ M R&D '02
10 clinicals                 - Structure              Schering, Bayer          Business Leadership
3-4 NMEs in clinic '02       - ADMET                  4 M&A ('97-'01)
                             - CDU                                             Commercial Leaders
5+ NMEs in clinic '05 ->     - PGx                    3 Inlicensing ('01)        in ACS / PCI
1-2 products per             Knowledge                  Strong balance           People Focus
  year '05 / '06 ->          Management                 sheet

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                               Franchise and
                               Pipeline Highlights


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Franchise Leadership - Building a Business


                       Cardiovascular                     Oncology         Inflammation    Metabolic Disease
Worldwide Market       $40 B                              >$20 B           $25 B           $10 B


Indication             ACS, PCI, 1(degree)/ 2(degree)     Hematologic      RA, Asthma,     Obesity, type II
                       prevention of MI,                  and solid        IBD, MS,        diabetes
                       CABG, CHF                          tumors           COPD, HIV


Commercialization      Millennium                         Millennium       Millennium      Millennium
                       US & Europe                        US & Europe      Aventis         Abbott

R&D Investment         160 FTEs,                          560 FTEs,        530* FTEs,      300* FTEs,
                       $60 M                              $200 M           $130 M          $60 M


                                                   *FTEs include partner efforts


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Cardiovascular Franchise


                                   [GRAPHIC]


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Mediators of Platelet Activation, Aggregation & Ischemic Complications of PCI


                                   [GRAPHIC]


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Franchise: Cardiovascular

Products                         - INTEGRILIN(R)- Unstable angina / NSTEMI / PCI

Clinical                         - INTEGRILIN(R)- STEMI, CABG
                                 - MLN01 - Reperfusion injury
                                 - MLN519 - Reperfusion injury

2002 Clinical Candidates         - Factor Xa Inhibitor
                                 - CAB2

Expertise                        - Thrombosis/ACS, Primary and Secondary MI
                                   Prevention
                                 -  Cardiac myocyte biology / CHF
                                 - Growth factor receptors and endothelial
                                   cell biology/ vascular disease

Market Opportunity               - Single largest therapeutic category with
                                   $40 B in 2000 sales


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INTEGRILIN

#1 Drug for Acute Coronary Syndromes and PCI
  - Glycoprotein IIb / IIIa inhibitor
  - Small molecule

                          [illus. from VK to go here]

#1 Intravenous Antiplatelet Agent
- $230 M in 2001 sales
  - 34% growth vs. 2000
- Market leader with >50% patient market share
- >30% annual growth with >$500 M peak sales
- Partnership with Schering Plough
- Three sales forces totaling 370 representatives

                               [INTEGRILIN LOGO]

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INTEGRILIN: Strategies to Facilitate 30% Growth

- Seize market share from competitive GPIIb-IIIa inhibitors
  - Competitive conversion effort with top 100 competitive hospitals
  - Major medical education symposia for interventional cardiologists
  - Investigator-initiated studies focused on differentiation

- Drive market growth outside of the cath lab
  - CRUSADE in 60,000 unstable angina patients
  - ADVANCE MI in 6,000 patients presenting with heart attack
  - MSL program to establish treatment guidelines

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Factor Xa Inhibitor Program

Opportunity
  - Oral anticoagulant therapy
  - Replacement for Coumadin / Warfarin
  - Novel treatment for DVT; atrial fibrillation; prosthetic valves (3-4 M patients / year)

Key Features
  - Long half-life, high oral availability
  - Predictable PK / PD, minimal food effect (no need for monitoring)
  - Favorable safety

Status

  - Preclinical
    - Broad series of potent and selective inhibitors
    - Clinical lead selected: CT54004
    - Proof-of-concept in animal models
    - 2002 clinical candidate


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Cardiovascular Franchise
Additional Programs:


Program                     Mechanisms            Status                Lead Indications
MLN01                       Anti-CD18             Phase I               Reperfusion injury

CAB2                        Complement            Preclinical           CABG complications
                              inhibitor

Platelet ADP                Platelet receptor     Lead Optimization     Primary and secondary
receptor                      inhibitor                                 MI prevention, stroke

PDGF receptor               RTK                   Lead                  Vascular proliferative
                                                  Optimization          disease

Personalized Medicine Initiatives:
- Major marker study with Eric Topol, M.D., Cleveland Clinic
  - 500 CVD patients / 500 patients
  - 300 SNPs genotyped
  - 27 SNPs / Haplotypes with association
- Pharmacogenomics in ADVANCE MI


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                               Oncology Franchise

                                   [GRAPHIC]


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Franchise: Oncology


Products                  - Campath(R) - Refractory CLL
                          - Melastatin(R) - Malignant melanoma diagnostic

                          - MLN341 - Multiple cancers
Clinical                  - MLN591RL - Prostate cancer
                          - MLN576 - Solid tumors

2002 Clinical Candidates  - MLN591DM1              - CT53518    - CT53608
                          - MLN944                 - MLN273     - Bayer programs

Expertise                 - Proteasome             - Therapeutic antibodies
                          - Intracellular kinases  - Diagnomics/pharmacogenomics
                          - Receptor tyrosine kinases

Market Opportunity        - The leading area of unmet medical need

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MLN341: Proteasome Inhibition

Major new element of oncology intervention
  - New mechanism
  - Novel pathway
  - Broad applications
  - Broad IP estate
                                                       [GRAPHIC]
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MLN341 Refractory Multiple Myeloma:
Preliminary Phase II Data

Efficacy                                     Safety

-  Heavily pretreated and                    -  MLN341 well tolerated
   refractory patient population                -  Common side effects are
    -  Patients progressing at study entry         manageable (nausea, diarrhea
    -  Median survival 6-12 months                 and thombocytopenia)
    -  Universally fatal                        -  Grade 3 peripheral neuropathy
-  85% stable or improved                          occurred in 3 patients (3%)
-  52% response rate after 2 cycles             -  LESS THAN 10% patients
   of therapy                                      discontinued due to any
-  11% confirmed complete and                      adverse events
   near complete responses
   observed

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MLN341: Complete Response in Multiple Myeloma


                                    [GRAPH]



                 Prior Therapies:
                 - 14 prior transplants; Ch 13 abnormal
                 - MP, VAD, Mel/PBSC x 3, dexamethasone
                 - Gemzar, DCEP, dendritic vaccine
                 - Thalidomide, DCEAP, Doxil/Navelbine

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MLN341: Clinical Program

Ongoing Phase I studies:

-  Gemcitabine (pancreas and lung) -- 50 patients, accrual ongoing
-  Irinotecan (gastrointestinal -- 56 patients, accrual ongoing

New Phase I studies: Taxotere (lung, prostate, and breast)

Planned clinical studies
-  Phase III multiple myeloma -- 1H 2002
-  Multiple solid tumor pivotal trials -- `02 - '03

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Anti-PSMA Antibody (MLN591)
Prostate Specific Membrane Antigen

Opportunity                       Status
-  No effective therapies for     -  Phase I -- RL clinical trials in
   hormone refractory disease        advanced prostate and non-prostate cancers
                                  -  Initiate Phase I DM1 and Phase II RL
Key Features                         studies -- 2002
-  PSMA expressed in most
   prostate tumors                Results to date
-  Expression increases with      -  Radiolabeled anti-PSMA
   tumor progression                 -  GREATER THAN 60 patients treated to date
                                     -  Antibody is well-tolerated
                                     -  PSA levels and tumor mass reduction

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MLN591RL in Refractory Prostate Cancer

                                 MLN591RL Dose

                                    [GRAPH]


     Patient had GREATER THAN 50% decrease in PSA level

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Oncology Pipeline

Additional Programs:

Program             Mechanism                   Status                Lead Indications
MLN576              Dual Topo I / II            Phase I               Solid tumors
CT53518             RTK                         IND filed             AML
MLN944              Dual Topo I / II            Preclinical           Solid tumors
MLN591DM1           Anti-PSMA                   Preclinical           Prostate cancer
CT53608             RTK                         Late Lead             Glioblastoma

Personalized Medicine Initiatives:
  -  Diagnomic program with BD / Tripath (e.g., Melastatin(R))
  -  Pharmacogenomics on clinical programs
      -  MLN341
      -  MLN591
      -  CT52518

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Inflammation Franchise



                                   [GRAPHIC]

  Leukocyte Activation/                                       Tissue Damage/
    Differentiation                  Migration                    Repair

Franchise: Inflammation

Clinical                     - MLN02 - Crohns, UC
                             - MLN977 Oral - Asthma

2002 Clinical Candidates     - CCR2                        - CCR5
                             - CCR1 (Aventis)              - MLN273

Preclinical                  - MLN977 Inhalation
                             - CT54141

Expertise                    - Leukocyte activation/differentiation: kinases,
                               co-stimulation
                             - Leukocyte migration: chemokines, integrins
                             - Tissue damage and repair: leukotrienes, TNF,
                               fibrosis

Partnerships                 - 50-50 with Aventis

Market Opportunity           - Major markets in asthma, fibrosis
                               (e.g. cirrhosis), RA, IBD, MS and COPD

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Inflammation Pipeline

Program              Status              Lead Indications             Partner
CCR1                 Preclinical         RA, MS
CCR2                 Preclinical         RA, MS
MLN977               Preclinical         Inhalation-asthma
CCR5                 Preclinical         HIV
CT54141 - PDGF       Late Lead           Fibroinflammatory              ?
Receptor                                 disorders, pulmonary
                                         fibrosis and hepatic
                                         cirrhosis

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Metabolic Franchise

                                 [GRAPHIC]

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Franchise: Metabolic

Clinical                   - MLN4760 - Obesity, 1st genomically-derived target
                             in clinic

2002 Clinical Candidates   - STG-A-MD - obesity

Preclinical                - MC4 agonist                - FATP4
                           - MC4 antagonist

Expertise                  - Key pathways in metabolic / diabetes research
                              - Hunger / Satiety           - Insulin Resistance
                              - Thermogenesis              - Insulin Secretion
                              - Absorption

Partnerships               - Worldwide 50-50 with Abbott

Market Opportunity         - Obesity - largest future market

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MLN4760


Opportunity

        -  1st genomics program to clinic from Millennium-Abbott alliance


Key Features

        -  Inhibits novel carboxypeptidase

        -  Non-appetite suppressant mechanisms

Status

        -  Phase I clinical trial for PK / PD and safety

        -  56 subjects, accrual ongoing

Results to date
        -  Preclinical data support favorable change profile in metabolic
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2001 Accomplishments
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2001 Accomplishments

Products - Campath(R) on market - US, Europe
- INTEGRILIN(R) - #1, >50% share, +34%

Clinic

- 10 molecules in clinic (and 1 IND filed)
- MLN341 - Phase II trials, Phase I trials
- MLN977 Oral - Phase II
- MLN02 - Phase II
- MLN591RL - Phase I
- MLN576 - Phase I

Phase I Pipeline

- 84 HTS

Value Creation

- COR Merger
- Metabolic Disease: 50/50 worldwide Abbott
- In/Out-licensing - PSMA, TOPO 1 / 2,
  GC-C, CAB2 / MLN01, Campath(R)
- 200+ issued patents, 2000+ applications
- $2.1 B cash / $700 M debt

Productivity

- Leading discovery effort
- Alliances: Affymetrics, SGI, Caliper,
  Pharsight, Abbott
- Knowledge management, CDU initiative
  underway
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2002 Goals
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2002 Goals:  Creating a Major Biopharmaceutical Company

Sustainable Pipeline

-  3-4 NMEs first in clinic 2002
-  75 HTS
- $500+ M R&D investment in 4 key
  franchises

Oncology Franchise
- MLN341 to start Phase III - 1H 2002
- MLN591RL in Phase II - 2H 2002
- 3-4 additional NMEs in clinical trials

Cardiovascular Franchise
- INTEGRILIN(R)sales $300 M
- Xa in clinic - 2H 2002

Inflammation Franchise
- Advance clinical pipeline
- End 2002 with 4-5 NMEs trials (ongoing)
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2002 Goals:  Creating a Major Biopharmaceutical Company

Value Creation
  -  Revenue $420 M
  -  $175-200 M NOL, on track for breakeven 2004
  -  >$1.7 B in cash with ~$250 M debt
  -  Continued M&A and transforming alliances

Personalized Medicine / Productivity
  -  Pharmacogenomics in 6 clinical programs
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Millennium: Fully Integrated Gene-to-Patient Biopharmaceutical Company

  - Delivering on the promise of molecular medicine to create the next era of therapeutic breakthroughs to make a difference in people's lives

  - Sustainable product pipeline

    - Personalized Medicine and Productivity
    - Business leader in transforming relationship
    - Strong financial position
    - Transforming commercial marketplace
    - Critical mass -> capabilities
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Millennium:  The Biopharmaceutical Company of the Future